Exhibit 4.1

PROMISSORY NOTE
$500,000	October 11, 2011

FOR VALUE RECEIVED, ZOOM USA HOLDINGS, INC. (the "Maker"), with an address at Sanlitum SOHO, Building A, No. 8 Workers Stadium North Road, Chaoyang District, Beijing, China 100027, promises to pay to the order of THE CELLULAR NETWORK COMMUNICATIONS GROUP, INC. (the "Payee"), with an address at 11-11 44th Drive, Long Island City, New York 11101, or at such other place as the Payee may from time to time designate in writing, the principal sum of FIVE HUNDRED THOUSAND DOLLARS AND NO CENTS ($500,000). This promissory note (the "Note") shall bear interest at the rate of two percent (2%) per annum. This Note shall be payable quarterly with the initial payment due on the three (3) month anniversary of the date hereof and subsequent payments due on the same day of each subsequent quarter through October 11, 2014. An amortization schedule setting forth the amount of each such quarterly payment is attached hereto.

This Note is given as a portion of the purchase price for the CNCG Interest (as such term is defined in that certain Securities Purchase Agreement, of even date herewith, by and among Zoom Technologies, Inc., the Maker, Portables Unlimited, LLC and the Payee (the "Securities Purchase Agreement")) being sold pursuant to the Securities Purchase Agreement.

If any of the following events or conditions shall happen or occur (in any case, an "Event of Default"): (1) the default by the Maker in the due and punctual payment of any amount due hereunder and the continuance thereof for a period of ten (10) days following receipt of written notice of such default from the Payee; (2) the inability of the Maker, and/or the Maker's admission that it is unable, to pay its debts as they become due; (3) the application by the Maker for, or consent by the Maker to, the appointment of a receiver, trustee or liquidator of itself or of its property; (4) a general assignment by the Maker for the benefit of creditors; (5) the filing by the Maker of a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors; (6) the Maker having an involuntary petition in bankruptcy filed against it which is not dismissed, discharged or stayed within sixty (60) days; (7) the sale, exchange or other transfer of all or substantially all of the assets of the Maker, (8) the sale, exchange, issuance or other transfer of any interest in the Maker (whether equity or voting), (9) a change in control of the Maker, whether equity or voting; or (10) the Maker permanently ceasing to do business, then the Payee may, by written notice to the Maker, declare the entire unpaid amount of this Note then outstanding to be forthwith due and payable whereupon the same shall become forthwith due and payable.

Notwithstanding anything to the contrary contained in this Note, the rate of interest payable on this Note shall never exceed the maximum rate of interest permitted under applicable law.

This Note may not be waived, changed, modified or discharged orally, but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

Should the indebtedness represented by this Note or any part thereof be collected at law or in equity, or in bankruptcy, receivership or any other court proceedings (whether at the trial or appellate level), or should this Note be placed in the hands of any attorneys for collection upon the occurrence of an Event of Default, the Maker agrees to pay, in addition to all other amounts due and payable hereunder, all costs and expenses of collection, including reasonable attorneys' fees.

The Maker, for itself and its representatives, successors and assigns, expressly (a) waives presentment, demand, protest, notice of dishonor, notice of non-payment, notice of maturity, notice of protest, diligence in collection, and the benefit of any applicable exemptions, including, but not limited to, exemptions claimed under insolvency laws, and (b) consents that the Payee may release or surrender, exchange or substitute any property or other collateral or security now held or which may hereafter be held as security for the payment of this Note, and/or may extend the time for payment and/or otherwise modify the terms of payment of any part or the whole of the debt evidenced hereby.

If the Maker shall fail to pay any amounts due hereunder following an Event of Default hereunder, then the entire unpaid principal amount shall thereafter bear interest at the rate of eighteen percent (18%) per annum from the date of such Event of Default.

Notwithstanding any other provision of this Note, all payments made hereunder shall be applied first to interest and then to principal.

Any notice, demand or request relating to any matter set forth herein shall be in writing and shall be deemed effective when hand delivered, when mailed by registered or certified mail (postage prepaid, return receipt requested) or by overnight mail or courier, to the Maker or the Payee or other holder of this Note at its address stated herein or at such other address of which it shall have notified the party giving such notice in writing as aforesaid.

The Maker acknowledges and agrees that the obligations under this Note are unconditional and are not subject to any defense, counterclaim, or right of offset or setoff.

This Note may be prepaid in whole or in part without premium or penalty, provided that any such payment includes all interest accrued on the outstanding principal balance through the date of and including the date of such payment.

Maker hereby represents, warrants, certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the execution and delivery of this Note and to constitute this Note a legal, valid and binding obligation of Maker in accordance with its terms have been done, performed and have happened in compliance with all applicable laws.

This Note shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, excluding choice of law principles thereof.

The Maker acknowledges that it has been represented by counsel in connection with this Note. Accordingly, any rule or law or any legal decision that would require the interpretation of any claimed ambiguities in this Note against the party that drafted it has no application and is expressly waived by the Maker. The provisions of this Note shall be interpreted in a reasonable manner to give effect to the intent of the Maker and the Payee.

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IN WITNESS WHEREOF, the Maker has duly executed this Promissory Note as of the day and year first above written.

ZOOM USA HOLDINGS, INC.

By: _____________________________________
Name:
Title:

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